                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. ___)*



                           ISTA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45031X10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                August 24, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages


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-------------------                                            -----------------
CUSIP NO. 45031X10                     13G                     PAGE 2 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ALLERGAN PHARMACEUTICALS (IRELAND) LTD., INC.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          PANAMA
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,309,780
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 0
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH                1,309,780
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,309,780
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.93%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------




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-------------------                                            -----------------
CUSIP NO. 45031X10                     13G                     PAGE 3 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ALLERGAN HOLDINGS, INC.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,309,780
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 0
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH                1,309,780
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,309,780
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.93%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 45031X10                     13G                     PAGE 4 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ALLERGAN, INC.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,309,780
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 0
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH                1,309,780
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,309,780
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.93%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------

ITEM 1.

        (a)    Name of Issuer: ISTA Pharmaceuticals, Inc. ("ISTA")

        (b)    Address of ISTA's Principal Executive
               Offices:          15279 Alton Parkway, Building 100
                                 Irvine, CA 92618

ITEM 2.

        (a)    Name of Person Filing: Allergan Pharmaceuticals (Ireland)
                                       Ltd., Inc.*
                                      Allergan Holdings, Inc.
                                      Allergan, Inc.

               * The subject ISTA shares are owned beneficially and of record by Allergan Pharmaceuticals (Ireland), Inc., which is a wholly-owned subsidiary of Allergan Holdings, Inc. Allergan Holdings, Inc., in turn, is a wholly-owned subsidiary of Allergan, Inc. Given this corporate structure, all three Allergan entities are deemed to beneficially own the subject ISTA shares, and therefore all three entities are named in this Schedule 13G.

        (b)    Address of Principal Business Office or, if none, Residence:

                      2525 Dupont Drive
                      Irvine, CA  92612

        (c)    Place of Organization: Allergan Pharmaceuticals (Ireland) Ltd.,
                                       Inc. - Panama
                                      Allergan Holdings, Inc. - Delaware
                                      Allergan, Inc. - Delaware

        (d)    Title of Class of Securities: Common Stock

        (e)    CUSIP Number: 45031X10

ITEM 3. NOT APPLICABLE.

ITEM 4 OWNERSHIP.

        (a) Amount Beneficially Owned: Each corporation is deemed to have beneficially owned 1,309,780 shares of Common Stock of ISTA as of August 24, 2000.

        (b)    Percent of Class: 8.93%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:                 1,309,780
               (ii)   shares power to vote or to direct the vote:                       0
               (iii)  sole power to dispose or to direct the disposition of:    1,309,780
               (iv)   shared power to dispose or to direct the disposition of:          0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


                               Page 5 of 7 pages
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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            See response under Item 2(a) above.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.*

            * This Schedule 13G is filed in connection with the acquisition by Allergan Pharmaceuticals (Ireland) Ltd., Inc. (API), in a transaction that closed on or about August 24, 2000, of an aggregate of 285,714 shares of ISTA Common Stock. This acquisition took place in connection with ISTA's initial public offering of Common Stock (the ISTA IPO). Prior to the ISTA IPO, API had owned an aggregate of 1,776,199 shares of ISTA's Series D Preferred Stock, which automatically converted into 1,024,066 shares of ISTA Common Stock upon the effectiveness of the ISTA IPO. As a result of API's acquisition of 285,714 newly issued shares of Common Stock in the ISTA IPO, API's percentage ownership of ISTA (net of the dilutive effect of the ISTA IPO as a whole), increased from 8.8% to 8.93% as of August 24, 2000.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2000

                                 ALLERGAN PHARMACEUTICALS (IRELAND) LTD., INC.


                                 By:  /s/ AIMEE S. WEISNER
                                     -------------------------------------------
                                     Aimee S. Weisner, Assistant Secretary

                                 ALLERGAN HOLDINGS, INC.


                                 By:  /s/ AIMEE S. WEISNER
                                     -------------------------------------------
                                     Aimee S. Weisner, Assistant Secretary

                                 ALLERGAN, INC.


                                 By:  /s/ AIMEE S. WEISNER
                                     -------------------------------------------
                                     Aimee S. Weisner, Assistant Secretary


                               Page 7 of 7 pages